UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                   ----------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)

                     of the Securities Exchange Act of 1934

                           New Generation Films, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Nevada                                            88-0284209
--------------------------------                           -------------------
  (State of other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                          Identification No.)


304 North Edinburgh Avenue, Los Angeles, CA                       90048
-----------------------------------------------------          ----------
(Address of principal executive offices)                       (Zip Code)


Issuer's Telephone number:   (323) 655-7705
                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share

                    ----------------------------------------
                                (Title of Class)

PART I

--------------------------------------------------------------------------------
ITEM 1.           DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a)      Business Development

         New Generation Films, Inc. (the "Company" or the "Registrant") was incorporated under the laws of the State of Nevada on November 7, 1991 as U S Recorp. Shortly after the Company was organized, the Company offered its shares to a limited number of private investors. In connection with this private placement of its shares, on April 1, 1992 the Company issued 81,500 shares of its common stock to a total of 19 investors. Each of these investors paid $1.00 for each share of stock each purchased, and each executed a subscription agreement regarding their investment in the Company. The subscription agreement indicated that the shares issued to these investors where issued in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 and that such shareholders agreed that their share could only be resold if an effective registration statement regarding the shares had been filed with the Securities and Exchange Commission and was in effect, or if they complied with the requirements of Rule 144 under the Exchange Act. An additional total of 20,500 shares of the Company's common stock were issued to a total of 14 investors on June 30, 1992 and under exactly the same terms. A combined total of 16,600 shares were issued on November 3, 1993 to three investors under such terms as the final portion of the Company's private placement.

         The Company changed it name to New Cannon, Inc, in February 2001. In February of 2001 the Board of Directors approved a 5 for 1 stock split and authorized the number of shares to be increased to One Hundred Million (100,000,000) shares of common stock with a par value of $0.001 and Ten Million (10,000,000) shares convertible Preferred Stock with a par value of $ 0.001.

         On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan"). Such assets were valued at $2,984,305. The Company also acquired similar assets from Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Niue, and its representative Evgeny Afineevsky ("Afineevsky"). Such assets were valued at $1,338,038. The Company issued a total of 4,500,000 in consideration for the assets acquired from Octava and in consideration of services rendered, and to be rendered, to the Company by Mr. Afineevsky. In addition to the assets purchased, the Company accepted an assignment of an International Multiple Rights Distribution Agreements with a value totaling $891,120.

         On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited, a company duly organized and existing under the laws of England. Under the terms of that agreement, Unimet agreed to purchase 4,500,000 post-split shares of the Company's common stock for $1,250,000, payable in installments, on or before the dates as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 16,2001                     $    250,000
                     August 10, 2001                  $    100,000
                     September 10, 2001               $    100,000
                     October 10, 2001                 $    100,000
                     November 10, 2001                $    100,000
                     December 10, 2001                $    100,000
                     January 10, 2002                 $    500,000

         The  payment  scheduled  on or before  January 10, 2002 was at Unimet's
option  of  either   cash  or  the   transfer  to  the  Company  the  assets  of
"FilmStudio.RU" owned by Unimet.

         Unimet has made the following payments for stock subscriptions:

                            Date                          Amount
                     ------------------               -------------
                     July 18, 2001                    $    250,000
                     September 18, 2001               $    100,000
                     October 9, 2001                  $    100,000
                     December 18, 2001                $     25,000
                     January 12, 2002                 $     75,000
                     February 19, 2002                $     50,000
                                                      ============
                     Total Payments                   $    600,000

         As identified above, Unimet did not meet the conditions of the original agreement. In an Amendment to Stock Purchase Agreement dated June 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 15, 2002                    $     50,000
                     August 15, 2002                  $     50,000
                     September 15, 2002               $     50,000
                     October 15, 2002                 $    500,000
                                                      ============
                           Total Payments Receivable  $    650,000

         In December, 2001, Menhem Golan resigned as a Director and as the Chairman of the company. Upon Mr. Golan's resignation, the company acquired the $4,500,000 shares of the company's common stock previously issued to Mr. Golan and in return assigned to Mr. Golan the rights to several films, screen plays and television pilots. On July 6, 2002, the company's name was changed to New Generation Films, Inc.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceeding.

         The Company maintains offices at 304 North Edinburgh Ave, Los Angeles, California 90048.

         Business of issuer

         (1) Film Properties

         Film properties consist of screenplays owned by the Company stated at cost. The total number of screenplays owned by the Company is eight (8) valued at amounts ranging from $ 100,000 To $ 150,000.

         The Company is engaged in developing the above scripts with a view to producing them as full-length, feature films for eventual theatrical and video release. The Company intends to acquire rights to additional scripts in the future for development and production.

         The Company develops films from idea through screenplay to filming, production and distribution. As of May 2002, the Company was in postproduction on two films. The Company values such films as follows:

                           May 2002         2001              2000        1999
                           --------      ----------        ---------    --------
Film 1                     $1,148        $1,327,861           --           --
Film 2                     $25,812       $1,080,584           --           --
Film 3,4,5, and 6          $23,038       $    5,871           --           --
                           ========      ==========
Total                      $49,998       $2,414,317           --           --

         The Company intends to derive revenue from its completed feature films by contractually arranging for them to be released theatrically by third-party companies that specialize in the business of film releasing and distribution. Further revenues will be derived from the sale of theatrical rights abroad, as well as from the sale of video and television rights. The Company will contract with third parties for such sales.

         (2) Distribution Methods

         The Company initially intends to contract with independent distributors all over the world in order to release some or all of its completed films.

         (3) Status of Publicly Announced New Products or Services

         In February 2002, an article appeared in the " Business of Film" magazine, special 2002 AFM issue. The article outlined the change of the Company's name, the identity of the new officers and directors of the Company, and the Company's new business endeavors. The article came out before the Company's name was changed to New Generation Films, Inc.

         (4) Competition Business Conditions

         The Company faces well-established and well-funded competition. Motion pictures are produced and marketed by major film studios as well as a large number of smaller independent production companies. The Company will compete with these smaller independent production companies in the production and marketing of feature films. Many of the Company's competitors are well-established organizations with extensive knowledge of the industry, marketing staffs and organizations, and financial resources greatly in excess of those available to the Company.

         Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company in this area of its operations.

         (5) Dependence on Major Customers

         The Company is in a reorganization stage and is in the process of developing its screenplays and producing them as feature films. At this point in time, the Company has no major customers. Of course, the Company intends to develop a number of feature films so its success is not dependent upon a single success.

         (6) Intellectual Property, Patents, Trademarks, Licenses, Copyrights, etc.

         The Company regards its trade secrets and similar intellectual property as valuable to its business, and will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of the Company's intellectual property. The Company expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.

         As described above, the Company owns the exclusive worldwide copyright to the Film properties consists of pilots, completed films, T.V. series episodes and screenplays.

         (7) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

         At this point in time, there is no need for governmental approval of the Company's intended principal products or services. However, from time to time, public events have focused attention on the content of products and services offered by the entertainment industry. Specifically, some governmental review of a link, if any, between the violent content of some movies and crimes committed by members of the society viewing those movies has emerged. While the Company believes that it is unlikely that such scrutiny will result in governmental restrictions placed on the content of products in the entertainment industry, including those the Company intends to produce, such governmental restrictions could be imposed. At the time of the filing of this Form 10-SB, however, it is unclear what form any such restrictions would take or how they would be enforced. Nonetheless, the Company is mindful of the fact that such matters are being reviewed on a national level.

         To date, management is unaware of any liabilities or claims which may exist in connection with the Company's past businesses. Nonetheless, the Company notes that pursuant to Federal environmental laws, the Company may be liable for any environmental contaminations, which were the result of the Company's past operations. Depending on the materials involved and the nature of any claimed discharge of such materials, the Company's liability for the actions of past management could be financially devastating to the Company's operations. In this regard, management is unaware of any insurance in a form and in an amount sufficient to guard against the devastating effects of any claimed discharge of the materials the Company handled in the past which past management of the Company may have obtained. At this point, the Company anticipates that it will have no material costs associated with compliance with federal, state or local environmental law.

         (8) Research and Development in the Last Two Years

         To current management's knowledge, the Company has engaged in no research and development during the past two years

         Number and total employees and number of full time employees.

         As of July 29, 2002, the Company had two (2) full-time employees. The five (5) officers and directors of the Company also perform services on behalf of the Company but do so on a non-exclusive basis. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

Reports to Security Holders

           To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

           The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

--------------------------------------------------------------------------------
ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

Liquidity

         The Company is a developmental stage enterprise in a high-risk industry and an uncertain economy and there are risks that the Company may not attract enough liquidity from loans, sale of common stock, credit facilities, or revenues from operations to complete its business plan.

         The Company was incorporated under the laws of the State of Nevada on November 7, 1991 as US Recorp. The Company changed its name to New Cannon Inc. in February 2001 and changed its name to New Generation Films, Inc. in June 2002.

         For years ending December 31, 1999, and 2000 the Company was not active in the film industry. On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd. ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,984,305 and Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $1,338,038 for a total of 9,000,000 (4,500,000 to each company) post-split common shares of the Company and an agreement to pay the principal shareholder of the Company (Hidden Splendor see Note 7) $150,000. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120.

         The  Company  has  entered  into  agreements  with  film   distributors
internationally which allows the distributor exclusive rights to collect revenues on the film in an agreed upon territory. The agreements usually include a down payment upon signing of the contract (approximately 10%), a payment upon the beginning of filming (approximately 10%) with the remaining payment received before the customer receives the film for distribution.

         The Company has sold the Film Distribution rights on some of its films to foreign film distributors in the amount of $891,120 and has received advance payment of $31,150 from January 1, 2002 through May 31, 2002.

         If for any reason the Company does not deliver the films, the advance payments must be repaid to the film distributor. All cash payments received by the Company are for films that have been completed and a repayment liability is not required.

         The Company received $7,280 for film distribution rights for "Crime & Punishment." The film has been completed and the Company plans to distribute the film in the fall of 2001.

         The Company received $7,280 for film distribution rights for "Death Game." The film has been completed and the Company is waiting for a more advantageous market for release. The Company is uncertain when the film will be released in foreign or domestic markets.

         The Company received $16,590 for film distribution rights for "Train to Hell." The film has been completed and the Company is waiting for a more advantageous market for release. Plans have not been made for foreign or domestic release.

         On June 30, 2001 the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company organized and existing under the laws of England in which Unimet agreed to buy 4,500,000 common shares of the Company for $1,250,000 payable in installments on of before the dates as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 16, 2001                    $    250,000
                     August 10, 2001                  $    100,000
                     September 10, 2001               $    100,000
                     October 10, 2001                 $    100,000
                     November 10, 2001                $    100,000
                     December 10, 2001                $    100,000
                     January 10, 2001                 $    500,000



         The  payment  scheduled  on or before  January 10, 2002 was at Unimet's
option  of  either   cash  or  the   transfer  to  the  Company  the  assets  of
"FilmStudio.RU" owned by Unimet.

         Unimet has made the following payments for stock subscriptions:

                            Date                          Amount
                     ------------------               -------------
                     July 18, 2001                    $     250,000
                     September 18, 2001               $     100,000
                     October 9, 2001                  $     100,000
                     December 18, 2001                $      25,000
                     January 12, 2002                 $      75,000
                     February 19, 2002                $      50,000
                                                      =============
                         Total Payments               $     600,000

         As identified above, Unimet did not meet the conditions of the original agreement. In an Amendment to Stock Purchase Agreement dated June, 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 15, 2002                    $      50,000
                     August 15, 2002                  $      50,000
                     September 15, 2002               $      50,000
                     October 15, 2002                 $     500,000
                                                      =============
                     Total Payments Receivable        $     650,000


         The Company also has been funding some of its activities through borrowing from officers.

         The  following  amounts  are  due  Evgeny  Afineevsky,   the  Company's
Co-Chairman, President and a director:

                                           May 2002                 2001
                                         ------------           -----------
Salaries                                 $     70,593           $    60,000
Loans                                    $      5,000                  --
Expenses                                 $     15,524           $    15,072
Film Development                         $     52,736           $    52,736
                                         =======================================
Total Due Afineevsky                     $    143,853           $   127,808


         Future funding from officers is uncertain and may not be a reliable funding source.

         The Company may sell 4,500,000 shares of treasury in a foreign private placement during current calendar year if additional funding becomes necessary. The company is will market these shares overseas for one dollar per share ($1). Gross proceeds from the sale are estimated to be $4.5 million dollars. Because there is not a market for the Company's Common stock the estimated sales price could be less than anticipated.

         Capital resources

         On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd. ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,984,305 and Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $1,338,038 for a total of 9,000,000 (4,500,000 to each company) post-split common shares of the Company and an agreement to pay the principal shareholder of the Company, Hidden Splendor $150,000. As of May 31, 2001 the Company owed Hidden Splendor $100,000.

         In December, 2001 Menhem Golan resigned as a director and as the chairman of the Company. Evgeny Afineevsky was elected by to board to replace Mr. Golan. Upon Mr. Golan resignation, the Company bought his 4,500,000 shares of Company stock by assigning to Mr. Golan the rights to several films, screenplays and T.V. pilots. Net of the loan payable to Belfair, (Mr. Golan's company) the value of the stock was $1,661,017 and the 4,500,000 shares were deposited to the Company treasury.

         As of May 31, 2002 the Company does not have any commitments for capital expenditures. The Company plans to reduce its risk by selling screen finished films for distribution domestically to major and/or independent companies and obtaining a minimum guarantee plus a share of the profits.

         Results of Operations

         The Company plans to develop and produce a number of scripts that it owns during the next twelve months. It is unlikely that more than three will be completed or commenced during the first twelve-month period of operations. Thereafter, the Company plans to develop and produce six films or more each year.

         The Company does not plan to use its own funds for the production of the films it produces. The Company will endeavor to use established methods of film financing to reduce financial risk. For example, it is a common practice in the film industry to bring joint venture partners who provide the necessary production funds in return for equity participation in the film. Additionally, the Company plans to make use of any appropriate tax subsidies and grants that may be available for film making in various parts of the world.

           The Company will require funds to maintain its offices and to develop films for production. Such amounts are estimated by management not to exceed $125,000 per annum.

--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         (a) Location of the principle plants and other property.

         The Company has the use of offices at 304 N. Edinburgh Ave., Los Angeles, California 90048.

         (b) Investment Policies.

         The Company's plan of operation is focused on the continued development of its film production, distribution and marketing business described in Item 1 of this Part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         1. Investments in real estate or interest in real estate;

         2. Investments in real estate mortgages; or,

         3. Securities of or interests in persons primarily engaged in real estate activities.

           (c)   Description of Real Estate and Operating Data.

           The Company does not own any real property.

--------------------------------------------------------------------------------
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT
--------------------------------------------------------------------------------

(a) 5% Shareholders:

         The  following   information  sets  forth  certain  information  as  of
September 5, 2001 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock.

                               (2)                             (3)
(1)                            Name and Address                Amount and Nature               (4)
Title of Class                 of Beneficial Owner             of Beneficial Ownership         Percent of Class
------------------------------ ------------------------------- ------------------------------- ---------------------
Common                         Octava Limited                  4,500,000                       44.9%
                               304 N. Edinburgh Ave
                               Los Angeles, CA 90048
Common                         Unimet Group Limited            4,500,000                       44.9%
                               304 N. Edinburgh Ave
                               Los Angeles, CA 90048


                                       11

(b) Security Ownership of Management.

                             (2)                               (3)
(1)                          Name and Address                  Amount and Nature               (4)
Title of Class               of Beneficial Owner               of Beneficial Ownership         Percent of Class
---------------------------- --------------------------------- ------------------------------- ---------------------
Common                       Evgeny Afineevsky                 4,500,0001                      44.9%
                             304 N. Edinburgh Ave
                             Los Angeles, CA 90048

Common                       Ilya Kokarev                      4,500,0002                      44.9%
                             304 N. Edinburgh Ave
                             Los Angeles, CA 90048

Common                       Alexander H. Walker, Jr.          130,0003                        less than 1%

                            Total                              9,130,000                        89.8%

Changes in Control:

           There is no arrangement, which may result in a change in control.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------


Directors and Executive Officers:

           As of July 29, 2002, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


                                                                      Period Served As
Name                          Age      Position                            Director
-------------------          -----     -------------             ---------------------------
Evgeny Afineevsky             29       Co-Chairman               January 15, 2001 to Present
                                       of the Board,
                                       President and Director

-------------------------------------

(1) Eveny Afineevsky, Co-Chairman of the Board, President and a Director of the Company, beneficially owns such shares, through his ownership and control of Octava, Ltd., which is the owner of record of all 4,500,000 shares.

(2) Such shares are beneficially owned by Ilya Kokaev, Co-Chairman of the Board, CEO and a Director of the Company, through his ownership and control of Unimet Group, Ltd. Unimet Group, Ltd. is the owner of record of all 4,500,000 shares.

(3) Of this amount 127,500 are owned of record by Hidden Splendor Resources, Ltd., a Nevada corporation, owned and controlled by Mr. Walker and his wife, and 2,500 shares are owned of record by Ann Walker, Mr. Walker's wife.


Ilya Kokarev                  35      Co-Chairman                July 1, 2001 to Present
                                      Of the Board,
                                      CEO and Director


Victor Freilich               56      Director                   July 1, 2001 to Present


Alexander H. Walker, Jr.      76      Secretary and Director     July  1,  2001  to Present


Alexander H. Walker III       41      Director                   March, 2002 to Present


           The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                   (b) Business Experience:

           Evgeny Afineevsky, age 29, is the President and Co-Chairman of the Company. As a teenager, Mr. Afineevsky won First Prize for Best Documentary of the largest Republics in Russia and was sent to the International Festival on the Black Sea in Russia. This was the beginning of his filmmaking career. He is one of the youngest impresarios in Israel and abroad. He has worked and has been sponsored by many impresarios in Israel and in the USA. His personal teachers and partners have been: Mr. Jack Yakov (a well known impresario in Israel, with a rich background of more than 40 years of shows, musicals and operettas and the "Father" of children musical theatre in Israel), and Mr. Menachem Golan, a well known director and producer in Hollywood, Israel and all over the world.

           During the last 6 years, Mr. Afineevsky has coordinated over 30 musicals in Israel, such as: "Bat" (Die Fledermaus), "Gypsy Baron", "Viennese Blood", "Night in Venice", "Silva princess of Chardas", "Mozart Konzerte" with Prague National Opera orchestra, International Festivals, children musicals and many others. During 1997 and through the beginning of 1999, he produced the British show "The Mousetrap" by Agatha Christie, which has run for over 50 years in London and various other countries. Also in 1999 he produced the Agatha Cristie play entitled "Spider Web". During his production of "Spider Web", Mr. Afineevsky took on the television production of "Days of Love" in Israel. As President and CEO of "Octava Ltd." for the past 3 years, Mr. Afineevsky has rapidly gained experience in the use of current technological methods of the industry.

           In 2001, Mr. Afineevsky produced three feature films. "Crime & Punishment" staring Crispin Glover, John Hurt, Clive Revil, Margot Kidder; "Death Game" staring Billy Drago, Joe Lara, Richard Lynch and Bo Brown; and, "Return from India", for which he received a special Israeli Grant, staring Aki Avni, Riki Gal, Assi Dayan, Dana Parnas and Orly Perl.

         Ilya Kokarev, age 36, is the Co-chairman, the CEO and a director of the Company. Mr. Kokarev graduated from the Moscow Physical Technical Institute with a degree in Physic Engineering in 1989. From 1997 through 2001, he developed and was the CEO of JSC ERGOMETAL Corporation, which specialized in international metal trading. In addition, he became the financial advisor of business affairs to the minister of the Heavy Metal Industry of Russia. He is currently working in this capacity. His extensive background in business, financial, and investment management has aided in the expansion of the Company's business.

         Alexander H. Walker, Jr, age 76, is Secretary/Treasurer and a director of the Company. Mr. Walker received his B.A. from Waynesburg College in 1950 and his J.D. from the University of Pittsburgh School of Law in 1952. Since 1956, Mr. Walker has been a practicing attorney, including trial and transactional work, with emphasis on corporate securities matters. He served as the Attorney in Charge of the Salt Lake City, Utah Branch of the United States Securities and Exchange Commission, as the Attorney Advisor for the Branch. From 1956 through the present, Mr. Walker has maintained a private practice. He maintains licenses in both Utah and Pennsylvania.

         Victor Freilich, age 57, is a director of the Company. Mr. Freilich graduated from Moscow University with a degree in Journalism in 1972. In 1963, he gained his professional knowledge through work at Gorky Film Studios in Moscow. There, he created more than seven features ("Funny Stories", "Hero of Our Time", "Early Morning", "Easy Life", "Password is Not Needed", and many others). Later, At MosFilm Studios in Moscow, he created a few international co-productions like "Red Tent" (co-production with Italy) and others. From 1972 through 1975, he was the supervisory head for the Creative Department of General Israeli TV. Later, he served as a producer of Cinema and TV in Israel from 1976 through 1977. During this time, he was awarded the Venice Festival Prize for "Window of Shagal." Since then, he has worked as a distributor and producer of movies, stage plays, and various TV shows until the present time. In addition, he served as a financial advisor to the head Department of the Industry and Business Development of Russia from 1991 through 1993.

         Alexander H. Walker III, age 41, is a director of the Company. Mr. Walker earned his B.A. at Carleton College in Northfield, Minnesota in 1983 and his J.D. from the University of Utah College of Law in 1987. From 1987 through 1993, Mr. Walker practiced law with the firm of Van Wagoner & Stevens, in Salt Lake City, Utah. Since 1993, he has practiced in his own firm and as a sole practitioner, focusing primarily on business and securities litigation. Mr. Walker also has performed securities transactional and general corporate/business work for clients in a variety of industries. Mr. Walker is admitted to practice in the State of Utah.


           Directorships in other reporting companies:
           -------------------------------------------

         Alexander H. Walker, Jr. is officer and director of Entertech Media Group, Inc., a corporation that filed a Form 10-SB with the Commission on or about June 11, 1999. As of this filing, Entertech has made application for the trading of its shares on the OTC Bulletin Board market. As of this filing, Entertech's shares are not quoted on any quotation system. Mr. Walker also is a director of Talk Visual Corp. whose shares are traded under the symbol TVCP on the OTC Bulletin Board market.

           Alexander H. Walker III is a director of Hexagon Consolidated Companies of America, Inc., a corporation that is in the process of amending its registration statement of Form 10-SB with the Securities and Exchange Commission. The shares of common stock of Hexagon are quoted in the "Pink Sheets" under the symbol HCCA.

         (c) Employees:

         The officers and directors who are identified above are the significant employees of the Company.

         (d)     Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company, with the exception of the family relationship between two of the Company's directors. Alexander H. Walker III is the son of Alexander
H. Walker, Jr.

         (e) Involvement in legal proceedings.

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

--------------------------------------------------------------------------------

ITEM 6.          EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

           The Company has not compensated its management in the last three years due to the fact that the Company has not been engaged in business since 1993. However, the following table sets forth information about compensation paid or accrued during the years ended June 30, 2001, 2000 and 1999 to the Company's officers and directors. None of the Company's Executive Officers earned more than $100,000 during the years ended June 30, 2001, 2000 and 1999.

                           Summary Compensation Table
                           --------------------------
                             Long Term Compensation
                             ----------------------

            Annual Compensation                                  Awards                                          Payouts
            -------------------                                  ------                                          -------

                                                                  (e)                           (g)
                                                                 Other            (f)        Securities                      (i)
           (a)                (b)                                Annual        Restricted      Under-           (h)         Other
    Name and Principal                   (c)         (d)        Compen-          Stock         Lying           LTIP        Compen-
         Position                       Salary      Bonus        sation          Awards       Options/        Payouts       sation
                              Year        $          ($)          ($)             ($)         SARs(#)           ($)          ($)
--------------------------- --------  ---------  ---------- ------------- ------------------------------- ------------ -----------
Evgeny Afineevsky
---------------------------
Co-Charman,                    2001      $None       $None       $None            $None         None           $None        $None
President and                  2000      $None       $None       $None            $None         None           $None        $None
Director                       1999      $None       $None       $None            $None         None           $None        $None

Ilya Kokarev
---------------------------
Co-Chairman,                   2001      $None       $None       $None            $None         None           $None        $None
CEO and                        2000      $None       $None       $None            $None         None           $None        $None
Director                       1999      $None       $None       $None            $None         None           $None        $None

Victor Freilich
---------------------------
Director                       2001      $None       $None       $None            $None         None           $None        $None
                               2000      $None       $None       $None            $None         None           $None        $None
                               1999      $None       $None       $None            $None         None           $None        $None

Alexander H. Walker, Jr.
---------------------------
Director                       2001      $None       $None       $None            $None         None           $None        $None
                               2000      $None       $None       $None            $None         None           $None        $None
                               1999      $None       $None       $None            $None         None           $None        $None
Alexander H.
Walker III
--------------
Director                       2001      $None       $None       $None            $None          None           $None        $None
                               2000      $None       $None       $None            $None          None           $None        $None
                               1999      $None       $None       $None            $None          None           $None        $None


--------------------------------------------------------------------------------

ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

           During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

           On January 15, 2001, the Company entered into an Exchange Agreement under the terms of which it issued a total of 9,000,000 shares of its common stock to the following in the following amounts:

                  Belfair International, Ltd.                 4,500,000
                  Octava, LTD                                 4,500,000

           The shares issued to Belfair International, LTD and Octava, LTD were issued in consideration for the intellectual property (TV pilots, screenplays, completed motion pictures, and film rights) purchased by the Company pursuant to the Exchange Agreement dated January 15, 2001. Such property had a value of at least $4,322,343, Belfair $ 2,984,305 and Octava $ 1,338,038. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120. It is carried on the Company's financial statement at predecessor cost due to the relationship between directors and these shareholders. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. As described in Item 1 above, the shares issued to Belfair International were returned to the Company's treasury.

         The Company is indebted to Hidden Splendor Resources, Ltd. in the amount of $150,000. Alexander H. Walker, Jr. is the beneficial owner of Hidden Splendor Resources, Ltd. This debt is for legal and accounting services, transfer fees, filing fees and other expenses incurred as a result of this corporate reorganization.

           On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England in which Unimet agreed to by 4,500,000 post-split common shares of the Company for $1,250,000 payable in installments on or before the dates as follows:

                  Date                                 Amount
            ------------------                     -------------
            July 16, 2001                          $     250,000
            August 10, 2001                        $     100,000
            September 10, 2001                     $     100,000
            October 10, 2001                       $     100,000
            November 10, 2001                      $     100,000
            December 10, 2001                      $     100,000
            January 10, 2002                       $     500,000

         The  payment  scheduled  on or before  January 10, 2002 was at Unimet's
option  of  either   cash  or  the   transfer  to  the  Company  the  assets  of
"FilmStudio.RU" owned by Unimet.

         Unimet has made the following payments for stock subscriptions:

                  Date                                 Amount
            ------------------                     -------------
            July 18, 2001                          $     250,000
            September 18, 2001                     $     100,000
            October 9, 2001                        $     100,000
            December 18, 2001                      $      25,000
            January 12, 2002                       $      75,000
            February 19, 2002                      $      50,000
                                                   =============
            Total Payments                         $     600,000

         As identified above, Unimet did not meet the conditions of the original agreement. In an Amended Stock Purchase Agreement dated June 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                  Date                                 Amount
            ------------------                     -------------
            July 15, 2002                          $      50,000
            August 15, 2002                        $      50,000
            September 15, 2002                     $      50,000
            October 15, 2002                       $     500,000
                                                   =============
            Total Payments Receivable              $     650,000

           The payment scheduled on or before January 10, 2002 shall be paid in either cash or by transfer to the Company of the assets of "FilmStudio.RU" owned by Unimet. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Victor Freilich, a director of the Company, under the terms of which the Company granted Mr. Freilich an option to purchase 382,052 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Freilich for all 382,052 shares shall be equal to two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Vadim Lipkind under the terms of which the Company granted Mr. Lipkind an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Lipkind for all 382,053 shares shall be equal two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

--------------------------------------------------------------------------------
ITEM 8.            DESCRIPTION OF REGISTRANT'S SECURITIES TO
                   BE REGISTERED
--------------------------------------------------------------------------------

Capital Stock

         Each of the holders of record of the Company's common stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefore; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of common stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through July 29, 2002, the Company has issued and outstanding 10,018,000 shares of its common stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and Bylaws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

PART II

--------------------------------------------------------------------------------
ITEM 1. MARKET PRICE HAVE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

--------------------------------------------------------------------------------

Market Information:

         The Company's common stock currently is not traded on any exchange. Management anticipates that once the Company has cleared all comments the Securities and Exchange Commission's staff has on the Company's Form10-SB registration statement that the Company will ask a market maker member of the NASD to apply for quotation privileges for the Company's shares on the OTC Bulletin Board system or the BBX (Bullentin Borad Exchange). It is the Company's understanding that all such comments must be cleared and that the Company must be current on its filings with the Commission prior to applying for an OTCBB or BBX trading symbol. To date, the Company has not entered into any negotiations or arrangements to make a market for its common stock.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

           As of July 29, 2002, the Company had approximately 180 shareholders of record. As of July 29, 2002, of the10,018,000 shares issued and outstanding, 9,425,000 shares are restricted or are in the hand of affiliates.

Dividends:

           The Company never has paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

Options and Warrants.

           There are no outstanding options or warrants to purchase additional shares of the Company's common stock except as follows:

           On or about June 30, 2001, the Company entered into a Stock Option Agreement with Victor Freilich, a director of the Company, under the terms of which the Company granted Mr. Freilich an option to purchase 382,052 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Freilich for all 382,052 shares shall be equal to two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

           On or about June 30, 2001, the Company entered into a Stock Option Agreement with Vadim Lipkind under the terms of which the Company granted Mr. Lipkind an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Lipkind for all 382,053 shares shall be equal two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

"Penny Stock"

           The Company's common stock is a "penny stock" as defined by the rules and regulations promulgated by the Securities and Exchange Commission. Pursuant to Section 3(a)(51)(A) of the Exchange Act of 1934, as amended, any equity security is considered to be a "penny stock" unless that security is:

         - Registered and traded on a national securities exchange meeting specified SEC criteria;

         -  authorized for quotation on NASDAQ;

         -  issued by a registered investment company;

         - excluded, on the basis of price of the issuer's net tangible assets, from the definition of the term by SEC rule; or

         -  exempted from the definition by the SEC.

         Currently, the Company's common stock does not fall within any of these non-penny stock categories.

         The Commission's rules and regulations imposed disclosure, reporting and other requirements on brokers-dealers in penny stock transactions. In summary, these requirements are as follows:

         Brokers and dealers, prior to effecting any penny stock transactions, must provide customers with a document that discloses the risks of investing in the penny stock market. Section 15(g)(2) requires such risk disclosure documents to:

         - contain a description of the nature and level of risk involved in the penny stock market;

         - fully describe the duties of the broker-dealer to the customer, and the rights and remedies available;

         - explain the nature of "bid" and "ask" prices in the penny stock market;

         - supply a toll-free telephone number to provide information on disciplinary histories;

         -  describe all significant terms used in the risk disclosure document.

           Also, prior to the transaction the broker-dealer must obtain from the customer a manually signed and dated written acknowledgment of receipt of the disclosure document. The broker-dealers required preserving a copy of the acknowledgment as part of its records.

           Brokers and dealers must disclose the bid and ask prices for penny stocks, the number of shares, to which the prices apply, and the amount and description of any compensation received by the broker or dealer. Also, brokers and dealers are to provide each customer whose account contains penny stocks with a monthly statement indicating the market value of those stocks.

--------------------------------------------------------------------------------
ITEM 2.   LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings.

-------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

-------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountants are Forbush and Associates of Reno, Nevada.

-------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

-------------------------------------------------------------------------------


         On March 9, 2000, the Company issued a total of 85,000 shares of its common stock to the following in the following amounts:

                   Pearson, Elliott R.                 25,000
                   Frost, Suzy                         50,000
                   Pacific National Venture            10,000

Such shares were issued for services rendered to Company. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         On July 17, 2001, the Company issued a total of 13,500,000 shares of its common stock to the following in the following amounts:

                   Belfair International, Inc.          4,500,000
                   Octava Limited                       4,500,000
                   Unimet Group Limited                 4,500,000

           The shares issued to Belfair International, LTD and Octava, LTD were issued in consideration for the intellectual property (TV pilots, screenplays, completed motion pictures, and film rights) purchased by the Company pursuant to the Exchange Agreement dated January 15, 2001. Such property had a value of at least $4,322,343. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120. It is carried on the Company's financial statement at predecessor cost due to the relationship between directors and these shareholders. All such shares were issued in reliance on the exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. The shares issued to Belfair International, Ltd., later were returned to the Company's treasury.

           The shares issued to Unimet were issued pursuant to the June 30, 2001 Stock Purchase Agreement between the Company and Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England. Under the terms of that agreement, Unimet agreed to purchase 4,500,000 post-split common shares of the Company for $1,250,000 originally payable in installments on or before the dates as follows:

                    Date                             Amount
           --------------------                    ------------
           July 16,2001                            $   250,000
           August 10, 2001                         $   100,000
           September 10, 2001                      $   100,000
           October 10, 2001                        $   100,000
           November 10, 2001                       $   100,000
           December 10, 2001                       $   100,000
           January 10, 2002                        $   500,000

         A revised payment schedule was agreed upon and now call for the following payments:

                    Date                             Amount
           --------------------                    ------------
           July 15, 2002                           $    50,000
           August 15, 2002                         $    50,000
           September 15, 2002                      $    50,000
           October 15, 2002                        $   500,000
                                                   ============
           Total Payments Receivable               $   650,000

         All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

           Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

           Section 78.751 of the Nevada General Corporation Law also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation's favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals there from, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

           Section 78.751 of the Nevada General Corporation Law also provides that to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
                                       26

PART F/S

--------------------------------------------------------------------------------
Financial Statements

--------------------------------------------------------------------------------
                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)


                          (A DEVELOPMENT STAGE COMPANY)




                             AS OF MAY 31, 2002 and

                        DECEMBER 31, 2001,2000, and 1999

                           NEW GENERATION FILMS, INC.

                                Table of Contents

                                                                        Page No.
                                                                        --------
ACCOUNTANT'S AUDIT REPORT                                                 F-3
FINANCIAL STATEMENTS
  Balance Sheet                                                           F-4
  Statement of Operations                                                 F-5
  Statement of Cash Flows                                                 F-6
  Statement of Changes in Stockholders Equity                             F-7
NOTES TO FINANCIAL STATEMENTS                                             F-8

                             Daniel J. Forbush, CPA
                       1155 West Fourth Street, Suite 225
                               Reno, Nevada 89503
                    Phone (775) 337-6001 Cell (775) 771-5129
                               Fax (775) 348-0872
                           Email: danforbush@juno.com

To the Board of Directors
New Generation Films, Inc.

                            ACCOUNTANTS AUDIT REPORT

I have audited the accompanying balance sheet of New Generation Films, Inc. (formerly New Cannon, Inc.) (formerly US Recorp), a development stage company, as of May 31, 2002 and December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the five months and year then ended, respectively, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit. The financial statements of the Company for the fiscal year ended December 31, 2000, were audited by other auditors whose report thereon dated June 22, 2001, expressed an unqualified opinion with an explanatory paragraph discussing its going-concern assumption.

I have conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Generation Films, Inc. (formerly New Cannon, Inc.)(formerly US Recorp), a development stage company, as of May 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the five months and year then ended, respectively, in conformity with generally accepted accounting principles in the United States.

Reno Nevada
June 10, 2002

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                                  BALANCE SHEET
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

                                                                  May            December          December         December
                                                                   31               31              31                 31
                                                                  2002             2001            2000               1999
                                ASSETS                          (Audited)        (Audited)        (Audited)        (Unaudited)
                                ------                         -------------    -------------    -------------    -------------
Current assets:
  Cash and cash equivalents                                    $      15,395    $      10,516    $        --      $       3,892
  Accounts receivable                                                   --               --               --
  Prepaid expenses                                                      --               --               --
  Product inventory                                                     --               --               --
                                                               -------------    -------------    -------------    -------------
        Total current assets                                          15,395           10,516             --              3,892
Equipment and leasehold improvements: (Note 2)

  Office equipment                                                     1,259             --               --               --
  (Less) accumulated depreciation                                        (63)            --               --               --
                                                               -------------    -------------    -------------    -------------
        Net equipment and leasehold improvements                       1,196             --               --               --
                                                               -------------    -------------    -------------    -------------
Intangible assets:

  Sales contracts receivable (Note 3)                                755,566          779,296             --               --
  Film development costs (Note 4)                                  2,464,315        2,414,317             --               --
  Film properties (Note 5)                                           908,328          900,000             --               --
                                                               -------------    -------------    -------------    -------------
        Total intangible assets                                    4,128,208        4,093,613             --               --
Other assets                                                           3,799            3,799             --              1,000
                                                               -------------    -------------    -------------    -------------

TOTAL ASSETS                                                   $   4,148,598    $   4,107,928    $        --      $       4,892
                                                               -------------    -------------    -------------    -------------
                        LIABILITIES AND EQUITY
                        ----------------------
Current liabilities:

  Accounts payable                                             $      22,157    $      36,311    $        --      $        --
  Accred expenses                                                      1,092            5,188             --               --
                                                               -------------    -------------    -------------    -------------
        Total current liabilities                                     23,249           41,499             --               --
Long-term liabilities:

  Pre-sale contracts (Note3)                                         944,422          891,120             --               --
  Other long-term payables (Note 6 and 7)                            243,853          247,808             --               --
                                                               -------------    -------------    -------------    -------------
        Total long-term liabilities and Stockholders' equity       1,188,275        1,138,928             --               --
Stockholders' equity:

  Common stock,  $.001 pare value;  100,000,000 shares
     Authorized;  14,518,000 shares issued and 10,018,000
     Outstanding at May 31, 2002 and December 31,2001;
     1,018,000 issued and outstanding at December 31, 2000
     and 593,000 issued and outstanding at December 31, 1999
     (Note 8)                                                         14,518           14,518            1,018              593
     Preferred stock, 10,000,000 shares authorized, none
     Issued and outstanding                                             --               --               --               --
     Additional paid-in capital                                    5,631,942        5,631,942           71,107           64,099
     Deficit accumulated                                            (398,369)        (282,942)         (72,125)         (59,800)
                                                               -------------    -------------    -------------    -------------
        Total equity and deficit accumulated                       5,248,091        5,363,518             --              4,892
                                                               -------------    -------------    -------------    -------------
  Stock subscription receivable (Note 8)                            (650,000)        (775,000)            --               --
  Treasury stock, 4,500,000 shares of common stock at cost        (1,661,017)      (1,661,017)
                                                               -------------    -------------    -------------    -------------
        Total Stockholders' Equity                                 2,937,074        2,927,501             --              4,892
               TOTAL LIABILITES AND STOCKHOLDERS' EQUITY       $   4,148,598    $   4,107,928    $        --      $       4,892
                                                               -------------    -------------    -------------    -------------

                 The accompanying notes are an integral part of
                          these financial statements.

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                             STATEMENT OF OPERATIONS
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

                                               May         December       December 31     December 31
                                               31              31
                                              2002           2001            2000            1999
                                            (Audited)      (Audited)       (Audited)      (Unaudited)
                                         ------------    ------------    ------------    ------------

Net sales                                $       --      $       --      $        232    $      5,557
Cost of sales                                    --              --              --              --

                                         ------------    ------------    ------------    ------------
        Gross profit                             --              --               232           5,557
                                         ------------    ------------    ------------    ------------

Operating expenses:

  General and administrative expenses         115,365         210,817          12,557           8,428
  Depreciation and amortization                    63            --              --              --

                                         ------------    ------------    ------------    ------------
        Total operating expenses              115,428         210,817          12,557           8,428
                                         ------------    ------------    ------------    ------------

        Loss from operations                 (115,428)       (210,817)        (12,325)         (2,871)
                                         ------------    ------------    ------------    ------------

Other income (expense):

  Interest expense                               --              --              --

                                         ------------    ------------    ------------    ------------
        Total other income and expense           --              --              --              --
                                         ------------    ------------    ------------    ------------

Provision for income taxes (Note 1)              --              --              --              --
                                         ------------    ------------    ------------    ------------


Net Loss                                 $   (115,428)   $   (210,817)   $    (12,325)   $     (2,871)

                                         ------------    ------------    ------------    ------------

  Loss per common share                  $      (0.01)   $      (0.02)   $      (0.02)   $      (0.00)
                                         ------------    ------------    ------------    ------------

  Weighted average share outstanding       10,018,000      11,058,000         805,500         593,000
                                         ------------    ------------    ------------    ------------

                 The accompanying notes are an integral part of
                          these financial statements.

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                             STATEMENT OF CASH FLOWS
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

                                                        May          December      December      December
                                                         31             31           31            31
                                                        2002           2001         2000          1999
                                                     (Audited)       (Audited)     (Audited)    (Unaudited)
                                                   ------------   ------------    -----------  ------------
Reconciliation of net loss to net cash
  used in operating activities:

Net loss                                           $  (115,428)   $  (210,817)   $   (12,325)   $    (2,871)

Adjustments to reconcile net loss to net cash
  Provided by (used In) operating activities

  Depreciation and amortization                             63           --             --             --
  Issuance of stock for consulting & legal fees           --             --            7,425           --
  (Increase) decrease in assets:
  Office equipment                                      (1,259)          --             --             --
  Sales contracts receivable                            23,730       (779,296)          --             --
  Increase (decrease) in liabilities:
    Accounts payable                                   (14,154)        36,311           --          (10,300)
    Accrued expenses                                    (4,096)         5,188           --             --
    Other payables                                      (3,955)       247,808           --             --
                                                   ------------   ------------    -----------  ------------
        Total adjustments                                  329       (489,989)         7,425        (10,300)
                                                   ------------   ------------    -----------  ------------
Net cash provided (used) by operating activities      (115,099)      (700,806)        (4,900)       (13,171)

Cash flows from investing activities:

  Sale of assets                                          --             --            1,008          6,050
  Treasury stock                                          --       (1,661,017)          --             --
  Acquisition of film rights                            (8,328)      (900,000)          --             --
  Development costs on films                           (49,998)    (2,414,317)          --             --
  Other assets                                            --           (3,799)          --             --

                                                       (58,326)    (4,979,133)         1,008          6,050


Cash flows from financing activities:
  Proceeds from issuance of capital stock,
    net of offering costs                                 --        5,574,335           --             --
  Stock subscriptions receivable                       125,000       (775,000)          --             --
  Pre-sale contracts                                    53,303        891,120           --             --
                                                   ------------   ------------    -----------  ------------
    Net cash provided by financing activities          178,303      6,690,455              0              0

                                                   ------------   ------------    -----------  ------------

Net increase (decrease) in cash                          4,878         10,516         (3,892)        (7,121)
Cash at beginning of period                             10,516           --            3,892         11,013
                                                   ------------   ------------    -----------  ------------
Cash at end of period                              $    15,395     $   10,516    $      --      $     3,892
                                                   ------------   ------------    -----------  ------------

                 The accompanying notes are an integral part of
                          these financial statements.

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                   SATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999


                                                                                                              Deficit
                                                                       Additional    Stock                      From
                                                                        Paid-in   Subscription    Treasury   Inception
                                              Shares      Amount        Capital   Receivable      Stock       To Date      Total
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------

Balance at year end December 31, 1997         118,600  $       119   $   64,573   $    --      $      --   $   (68,183) $    (3,491)

Adjustment of shares to effect a
  five-for one split effective February,      474,400          474        (474)        --             --          --           --
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Adjusted Balance at year end
  December 31, 1997                           593,000          593        64,099       --             --       (68,183)      (3,491)
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Net gain or (loss) for the year ended
  December 31, 1998                              --           --            --         --             --        11,254       11,254
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Balance at year end December 31, 1998         593,000          593        64,099       --             --       (56,929)       7,763
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Net gain or (loss) for the year ended
  December 31, 1999                              --           --            --         --             --        (2,871)      (2,871)
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Balance at year end December 31, 1999         593,000          593        64,099       --             --       (59,800)       4,892
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Issuance of shares for services               425,000          425         7,008       --             --          --          7,433
Net gain or (loss) for the year ended
  December 31, 2000                              --           --            --         --          (12,325)    (12,325)
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Balance at year end December 31, 2000       1,018,000        1,018        71,107       --             --       (72,125)        --
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Issuance of shares for TV rights and        9,000,000        9,000     4,315,335       --             --          --      4,324,335
film rights
Issuance of shares for cash                 4,500,000        4,500     1,245,500   (775,000)          --          --        475,000
Treasury stock                             (4,500,000)        --            --         --       (1,661,017)       --     (1,661,017)
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Net gain or (loss) for the year ended
  December 31, 2001                              --           --            --         --             --      (210,816)    (210,816)
Balance at year end December 31, 2001      10,018,000       14,518     5,631,942   (775,000)    (1,661,017)   (282,941)   2,927,502
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------
Stock subscription payments                      --           --            --      125,000           --          --        125,000
Net gain or (loss) for period ended
  May 31, 2002                                   --           --            --         --             --      (115,321)    (115,321
                                           ----------   ----------    ----------  ----------    -----------  ----------  ----------

Balance at period ended May 31, 2002       10,018,000       14,518     5,631,942   (650,000)    (1,661,017)   (398,262)   2,937,074
                                           ==========   ==========    ==========  ==========    ===========  ==========  ==========


                 The accompanying notes are an integral part of
                          these financial statements.

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

NOTE 1 - ORGANIZATION AND HISTORY

New Generation Films, Inc. (the Company) was incorporated under the laws of the State of Nevada on November 7, 1991 as U S Recorp. The Company changed its name to New Cannon Inc. in February 2001 and changed its name to New Generation Films, Inc. in June 2002. Also in February of 2001 the Board of Directors approved a 5 for 1 split and authorized the number of shares to be increased to One Hundred Million (100,000,000) shares of common stock with a par value of $0.001 and Ten Million (10,000,000) shares convertible Preferred Stock with a par value of $0.001. These financial statements reflect the restated stock split retroactive to 1997.

On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd. ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,984,305 and Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $1,338,038 for a total of 9,000,000 (4,500,000 to each company) post-split common shares of the Company and an agreement to pay the principal shareholder of the Company (Hidden Splendor see Note 7) $150,000. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120.

Nature of Business:

The Company is involved in the entertainment industry, development, producing and distributing films domestically and internationally.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory:

Inventory is valued at the lower of cost or market.

Equipment:

Equipment is stated at cost. Depreciation is calculated on a straight line basis over a period of 5 years. Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in expense.

Use of Estimates:

In order to prepare the financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect certain reported account and disclosures. Actual results could differ from these estimates.

                          NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

Intangible Properties:

The costs of intangible properties are amortized using the straight-line method over a period of the contracts the Company has to distribute the properties, beginning upon its first commercial showing.

Earnings per share:

The earnings per share calculations were based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share are not reflected because they are anti-dilutive.

Income Tax:

Because of losses sustained since inception, no provision has been made for income tax.

Revenue Recognition:

Revenue is recognized when films are delivered in fulfillment of distribution contracts or when films or film rights are sold.

NOTE 3 - SALES CONTRACTS RECEIVABLE/PRE-SALE CONTRACTS

The Company enters into agreements with film distributors internationally which allows the distributor exclusive rights to collect revenues on the film in an agreed upon territory. The agreements usually include a down payment upon signing of the contract (approximately 10%), a payment upon the beginning of filming (approximately 10%) with the remaining payment received before the customer receives the film for distribution.

The Company was assigned a number of these contracts as a part of the acquisition of the film rights and film in development from Octava, Ltd. And Belfair International for shares of the Company as described in Note 1. Also see note 8 for clarification on Belfair.

Note 4 - FILM DEVELOPMENT COSTS

The Company develops films from idea through screenplay to filming, production and distribution. As of the audit date the company was in postproduction on two films and is starting production on four other films.

                                  MAY 2002               2001                2000               1999
                               -------------         -------------      -------------    -------------
Film 1                         $    1,148            $1,327,861            $  --            $  --
Film 2                             25,812             1,080,584               --               --
Film 3, 4, 5, and 6                23,038                 5,871               --               --
                               -------------         -------------      -------------    -------------
Total                          $   49,998            $2,414,317            $  --            $  --
                               -------------         -------------      -------------    -------------

NOTE 5-FILM PROPERTIES

Film properties consist of screenplays owned by the Company stated at cost. The total number of screenplays owned by the Company is eight (8) valued at amounts ranging from $ 100,000 To $ 150,000.

                          NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

NOTE 6-RELATED PARTY TRANSACTIONS

The Company has been funding some of its activities through borrowing from Evgeny Afineevsky, the Company's Chairman, President and CEO with the balances in categories of spending as indicated below:

                                 May 2002             2001            2000            1999
                                 --------           --------        --------        --------
Salaries                         $ 70,593           $ 60,000           $ --            $ --
Loans                               5,000               --               --              --
Expenses                           15,524             15,072
Film development costs             52,736             52,736             --              --

                                 --------           --------        --------        --------
Total due Afineevsky             $143,853           $127,808           $ --            $ --
                                 --------           --------        --------        --------

NOTE 7- OTHER PAYABLES

Other payables originate from an agreement to pay the principal shareholder of the Company at December 31, 2000 $150,000 for the shareholders work incurred prior to that date.

NOTE 8 - STOCKHOLDERS EQUITY

On June 30, 2001 the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England in which Unimet agreed to buy 4,500,000 post-split common shares of the Company for $1,250,000 payable in installments on of before the dates as follows:

                Date                                          Amount
        ------------------                                -------------
        July 16, 2001                                         $250,000
        August 10, 2001                                        100,000
        September 10, 2001                                     100,000
        October 10, 2001                                       100,000
        November 10, 2001                                      100,000
        December 10, 2001                                      100,000
        January 10, 2001                                       500,000

The payment scheduled on or before January 10, 2002 was at Unimet's option of either cash or the transfer to the Company the assets of "FilmStudio.RU" owned by Unimet.

Unimet has made the following payments for stock subscriptions:

                 Date                                          Amount
        ------------------                                -------------
       July 16, 2001                                        $  250,000
        August 10, 2001                                        100,000
        September 10, 2001                                     100,000
        October 10, 2001                                        25,000
        January 31, 2002                                        75,000
        February 28, 2002                                       50,000
                                                          -------------
        Total payments                                      $  600,000
                                                          -------------

                          NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE FIVE MONTHS ENDED MAY 31, 2002 AND
               TWELVE MONTHS ENDED DECEMBER 31,2001, 2000 AND 1999

As identified above, Unimet did not meet the conditions of the original agreement. In an Amendment to Stock Purchase Agreement dated June 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                 Date                                          Amount
        ------------------                                -------------
        July 15, 2002                                      $ 50,000
        August 15, 2002                                      50,000
        September 15, 2002                                   50,000
        October 15, 2002                                    500,000
                                                          -------------
        Total payments receivable                         $ 650,000
                                                          -------------

On December 23, 2001 Manahem Golan resigned as a director and as the chairman of the Company. Evgeny Afineevsky was elected by to board to replace Mr. Golan. Upon Mr. Golan resignation, the Company bought his 4,500,000 shares of Company stock by assigning to Mr. Golan the rights to several films, screenplays and T.V. pilots. The value of the stock was $1,661,017 and the 4,500,000 shares were deposited to the Company treasury.

The Company has entered into an option agreement dated July 2, 2001 with Vadim Lipkind with respect to 382,053 common shares of the Company for the total purchase price of $250,000 for a term of up to five years from the date of the option. Mr. Lipkind has agreed to provide services to the Company as may be requested from time to time.

The Company entered into an option agreement with Victor Freilich, a director of the Company, dated July 2, 2001, with respect to 382,053 common shares of the Company for the total purchase price of $250,000 for a term of up to five years from the date of the option. Mr. Freilich has agreed to provide services to the Company as may be requested from time to time.

NOTE 9 - NET OPERATING LOSSES

The value of the operating loss carry forward is nominal, as the determined value is based on the value of the company at the time of purchase.

NOTE 10 - SUBSEQUENT EVENTS

There are no significant subsequent events.

PART III

--------------------------------------------------------------------------------
ITEM 1.  Index to Exhibits

--------------------------------------------------------------------------------

           The following exhibits are filed with this Form 10-SB:

Assigned
Number        Description
---------     ------------

(2) Plan of acquisition, reorganization, arrangement, liquid, or succession: None.

(3)(i)        Articles of Incorporation and Amendments thereto:

                   November 7, 1991 Articles of Incorporation

                   February 5, 2001 Amendment to Articles
                   of Incorporation

                   June 6, 2002 Amendment to Articles of Incorporation

(3)(ii)       By-laws of the Company:

(4)           Instruments defining the rights of holders including indentures:

(9)           Voting Trust Agreement: None

(10)          Material Contracts:

                   January 15, 2001 Exchange Agreement

                   June 30, 2001 Stock Purchase Agreement

                   June 30, 2001 Freilich Option Agreement

                   June 30, 2001 Lipkind Option Agreement

(11)          Statement  regarding  computation of per share earnings:
              Computations can be determined from the financial statements.

(16)          Letter on change in certifying accountant: None

(21)          Subsidiaries of the registrant: None

(24)          Power of Attorney: None

(99)          Additional Exhibits: None

--------------------------------------------------------------------------------
SIGNATURES

--------------------------------------------------------------------------------

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

           Dated: July 29, 2002.



                              NEW GENERATION FILMS, INC.

                              /s/ Evgeny Afineevsky
                              ------------------------------------------------
                                  Evgeny Afineevsky
                                  Co-Chairman of Board, President, Director